HAECO

Our Ref.: CSA/CPA12/24

10th August 2005

BY REGISTERED MAIL
Securities and Exchange Commission
Office of International Corporate Financ[redacted]
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, DC 20549
USA

Dear Sirs,

Hong Kong Aircraft Engineering Company Limited
Exemption No. 82-3846

Pursuant to our obligation under Rule 12g3-2(b) of the Securities and Exchanges Act of 1934, we enclose copies of the following documents for your attention:

(a) Results Announcement Form;
(b) Interim Results Announcement published today in Hong Kong in The Standard;
(c) The highlights announcement advertised in the Asian Wall Street Journal today.

Yours faithfully,
For HONG KONG AIRCRAFT ENGINEERING COMPANY LIMITED

Margaret Yu
Secretary

Encls.

c.c. Eugenia Lee, BONY-HK (w/o encls.) – Fax No. 2877 0863
Bryan Ho, BONY-NY (w/o encls.) – Fax No. 002-1-212-571-3050

MY/LW/sn
P:\sn\haeco\20\2005 Interim\ltr_SEC US

Hong Kong Aircraft Engineering Company Limited
Company Secretary's Department

To : Listing Division of The Stock Exchange of Hong Kong Limited
Information Services Department of The Stock Exchange of Hong Kong Limited

From : Hong Kong Aircraft Engineering Company Limited (Name of Company) — No. of pages: Two

Mrs. Margaret Yu (Responsible Official) — 2840 8868 (Contact Telephone Number) — 9th August 2005 (Date)

Name of listed company: Hong Kong Aircraft Engineering Company Limited (Stock code: 44)
Year end date: 31st December 2005
Currency: HK$

Change of any figures reported in the Results Announcement Form submitted previously for the Last Corresponding Period? ☑ Yes ☐ No

To be published in the newspapers
☐ Summarised results announcement ☐ Full results announcement ☑ Early adoption of new disclosure requirements

Auditors' Report
☐ Qualified ☐ Modified ☐ Unqualified ☑ N/A

Interim report reviewed by
☑ Audit committee ☐ Auditors ☐ Neither of the above

		(~~Audited~~/Unaudited) Current Period from 01/01/2005 to 30/06/2005 (HK$)		(~~Audited~~/Unaudited) Last Corresponding Period from 01/01/2004 to 30/06/2004 (HK$)
Turnover	:	1,481 million		997 million*
Profit/(Loss) from Operations	:	255 million		119 million
Finance Income/(Charges)	:	1 million		(1 million)
Share of Profit/(Loss) of Associates	:	N/A		N/A
Share of After-Tax Profit/ (Loss) of Jointly Controlled Entities	:	117 million		131 million *
Profit/(Loss) after Taxation & MI	:	289 million		232 million
% Change over Last Period	:	+25%		
EPS/ (LPS) - Basic (in dollars)	:	HK$1.74		HK$1.39
- Diluted (in dollars)	:	N/A		N/A
Extraordinary ("ETD") Gain/ (Loss)	:	N/A		N/A
Profit/ (Loss) after ETD Items	:	289 million		232 million
Interim Dividend per Share	:	HK$0.50		HK$0.32
(specify if with other options)	:	Nil		Nil
B/C Dates for Interim Dividend	:	12th September 2005	to	16th September 2005 bdi
Payable Date	:	26th September 2005		
B/C Dates for (____) General Meeting	:	N/A	to	N/A bdi
Other Distribution for Current Period	:	Nil		
B/C Dates for Other Distribution	:	N/A	to	N/A bdi

For and on behalf of
HONG KONG AIRCRAFT ENGINEERING COMPANY LIMITED

Margaret Yu
Secretary

Any description or an explanatory note *(Notes V & VI)* attached?
☑ Yes (Number of pages attached: 1) ☐ No

Explanatory Note

* The figures of turnover and share of after-tax profit/ (loss) of jointly controlled entities of the last corresponding period have been restated due to adoption of the new Hong Kong Financial Reporting Standards and Hong Kong Accounting Standards issued by the Hong Kong Institute of Certified Public Accountants.

Hong Kong Aircraft Engineering Company Limited

(Incorporated in Hong Kong with limited liability)
(Stock Code: 44)

HAECO

2005 Interim Results

CHAIRMAN'S STATEMENT

Consolidated results

The Group achieved a profit attributable to the Company's shareholders of HK$289 million for the first half of 2005 (2004: HK$232 million), a 25% increase compared with the equivalent period in 2004. The contribution after tax from Hong Kong Aero Engine Services Limited ("HAESL") was HK$100 million (2004: HK$72 million), an increase of 39%.

Your Directors have recommended an interim dividend of HK$0.50 per share (2004: HK$0.32), an increase of 56%. Although it is likely that there will be a reduction in dividend cover from the 2004 level, the increase in the interim dividend should not be taken to be indicative of that for the full year. The proposed dividend will cost HK$83 million and will be payable on 26th September 2005 to shareholders registered at the close of business on 16th September 2005. The share register will be closed from 12th to 16th September 2005, both dates inclusive.

Overview

The growth of air traffic through Hong Kong and the demand for heavy maintenance work both in Hong Kong and Xiamen due to increased outsourcing of work by airlines remained robust as forecast. This strong market demand is being fulfilled by increasing staff overtime in the short term and building new facilities as a long term solution. Construction of these facilities is progressing smoothly. The cargo apron office and the second hangar at Chek Lap Kok are expected to open in early 2006 and early 2007 respectively. The fourth hangar at Taikoo (Xiamen) Aircraft Engineering Company Limited, Xiamen is scheduled to open in December 2005 and the fifth one, in early 2007.

The Group's financial position remained healthy despite construction payments for the new facilities. There was a net cash surplus of HK$477 million at 30th June 2005.

Outlook

The Group's base maintenance and aero engine overhaul facilities are expected to be well utilised during the second half of the year, and line maintenance activities in Hong Kong are expected to continue at their current level. Hence, I am optimistic for the year as a whole.

While the Group is expanding its facilities and seeking further growth opportunities, it continues to invest in order to improve the quality of the service it offers its customers and I am confident that the Group will continue to grow and prosper.

David Turnbull
Chairman
Hong Kong, 9th August 2005

Hong Kong Aircraft Engineering Company Limited

OPERATIONAL AND FINANCIAL REVIEW

Operational Review

Hong Kong

Line Maintenance

The Company is the main provider of line maintenance services in Hong Kong. The average number of aircraft handled daily for the first half of 2005 increased by 12% to 239 compared with the corresponding period in 2004.

Base Maintenance

The hangar was fully utilised during the period with 55% of the work from foreign carriers. Sold manhours in the period were 0.82 million.

Inventory Management

With the addition of the Asiana Airlines' A330-300 fleet last December, the number of aircraft for which the Company provides an inventory management service at end of the period totals twelve. The Company is building its brand through providing customers a competitive, quality service. The net book value of the inventory on hand for this business increased from HK$102 million at 31st December 2004 to HK$168 million at the end of June 2005. The Company is striving to broaden the customer base to achieve economies of scale and to expand to other aircraft types.

Engine & Component Overhaul

Both HAESL and its associate, Singapore Aero Engine Services Pte. Limited, achieved good results for the period due to higher work volume and a more favourable work mix. Engine equivalent throughput for HAESL increased slightly to 97.

Component repair activity at the Tseung Kwan O facility was at a similar level to that of 2004.

Mainland China

Taikoo (Xiamen) Aircraft Engineering Company Limited ("TAECO")

TAECO's usage of its three hangars during this period has been high. Most of TAECO's capacity is taken up by shareholder customers or their affiliates. Line maintenance operations in Xiamen, Shanghai and Beijing continued to expand.

Conversion of the first Boeing 747-400 passenger aircraft to freighter aircraft for Cathay Pacific Airways is progressing well. The door cutting was performed in April, the test flight is targeted for September and aircraft delivery is scheduled for December this year. Opening of the fourth hangar at the end of the year and the fifth one in early 2007 will provide the much needed additional capacity for the cargo conversion business and the increasing heavy maintenance work from shareholders' expanding fleets.

Jointly Controlled Companies

Jointly controlled companies in Mainland China and Hong Kong have performed well during the period.

Financial Review

Turnover

Group turnover including those from jointly controlled companies increased by 14% to HK$4,846 million, of which 12% is from Mainland China, 19% from Singapore and the remainder from Hong Kong.

		Six months ended 30th June		
	Note	2005 HK$M	2004 HK$M	Change
The Company and its subsidiary company	*1 & 3*	**1,481**	1,380	**7%**
HAESL	*2*	**2,178**	1,906	**14%**
Other jointly controlled companies	*2*	**1,187**	951	**25%**
Total		**4,846**	4,237	**14%**

Notes:
1. As disclosed on the face of the profit and loss account in accordance with reporting requirements in Hong Kong.
2. The whole of the turnover for the jointly controlled companies is included in this table.
3. In this table, TAECO's turnover for 2004 is reported under "The Company and its subsidiary companies", even though it did not become a subsidiary company until October 2004.

Profit by geographical area

21% of the profit attributable to the Company's shareholders was generated in Mainland China, the remaining 79% largely in Hong Kong.

Net assets

Net assets increased from HK$3,604 million at 31st December 2004 to HK$3,815 million at 30th June 2005. The construction of new hangars in both Hong Kong and Xiamen resulted in net fixed assets increasing by HK$206 million to HK$2,506 million while net cash surplus reduced from HK$576 million to HK$477 million. This decrease in net cash also reflected the payment of dividends. It is estimated that funding requirements for the new facilities can be met mostly from internal resources with little bank borrowings.

Currency exposure and management

The Group's income is substantially in HK dollars or US dollars and so is its expenditure, except that its subsidiary company and the jointly controlled companies in Mainland China also use Renminbi. Exposure to foreign exchange rate movements is minimised through forward or option contracts where available, or specific currency borrowings to hedge future receipts.

Environment

In April 2005, in recognition of its efforts to conserve the environment, the Company received two awards in the Hong Kong Airport Authority's 2004/2005 Best Practice Competition:

- Energy Efficiency Champion, and
- Best Commitment to Future Energy Conservation

Staff

The total number of staff in the Group at 30th June 2005 was 7,803, a 16% increase from that at the end of 2004. To build up the required human resources pool for the two new hangars, the Group has expanded its training facilities and is recruiting approximately 800 production trainees this year.

Consolidated profit and loss account

for the six months ended 30th June 2005 – unaudited

		Six months ended 30th June		Year ended 31st December
	Note	2005 HK$M	2004 HK$M	2004 HK$M
Turnover	2	1,481	997	2,134
Operating expenses				
Staff remuneration		(643)	(516)	(1,082)
Cost of direct material/job expenses		(283)	(167)	(374)
Depreciation and amortisation		(93)	(64)	(144)
Operating lease rentals – land and buildings		(23)	(22)	(46)
Auditors' remuneration		(1)		(1)
Impairment of stock – (charge)/reversal		(3)	1	4
Other operating expenses		(180)	(110)	(269)
Operating profit	4	255	119	222
Net finance income/(charges)	5	1	(1)	(3)
Net operating profit		256	118	219
Share of after-tax results of jointly controlled companies	9	117	131	256
Profit before taxation		373	249	475
Taxation	6	(34)	(17)	(24)
Profit for the period		339	232	451
Attributable to:				
The Company's shareholders		289	232	438
Minority interests		50		13
		339	232	451
Dividends				
Interim – proposed/paid		83	53	53
Final – proposed				128
		83	53	181
Earnings per share attributable to the Company's shareholders (basic and diluted)	7	HK$1.74	HK$1.39	HK$2.63

	2005	2004		
	Interim HK$	Interim HK$	Final HK$	Total HK$
Dividends per share	0.50	0.32	0.77	1.09

SWIRE

Consolidated balance sheet

at 30th June 2005 – unaudited

	Note	30th June 2005 HK$M	31st December 2004 HK$M
ASSETS AND LIABILITIES			
Non-current assets			
Property, plant and equipment	8	2,304	2,095
Leasehold land and land use rights	8	195	197
Intangible asset – computer software	8	7	8
Jointly controlled companies	9	786	718
Staff loans		5	5
Retirement benefit assets	10	189	199
Deferred tax assets		6	11
		3,492	3,233
Current assets			
Stocks of aircraft parts		77	71
Work in progress		118	79
Debtors and prepayments	11	334	393
Amounts due from jointly controlled companies		14	14
Deposits maturing after three months		64	49
Short-term deposits and bank balances		456	527
		1,063	1,133
Current liabilities			
Creditors and accruals		404	482
Term loan due within one year	14	4	4
Short-term bank loan		43	
Taxation		16	11
		467	497
Net current assets		596	636
Total assets less current liabilities		4,088	3,869
Non-current liabilities			
Long-term loan	14	93	96
Deferred tax liabilities		180	169
		273	265
NET ASSETS		3,815	3,604
Equity attributable to the Company's shareholders			
Share capital	12	166	166
Reserves	13	3,104	2,943
		3,270	3,109
Minority interests		545	495
TOTAL EQUITY		3,815	3,604

Consolidated cash flow statement

for the six months ended 30th June 2005 – unaudited

	Six months ended 30th June 2005 HK$M	Six months ended 30th June 2004 HK$M	Year ended 31st December 2004 HK$M
Operating activities			
Cash generated from operations	293	(14)	317
Interest paid	(4)	(5)	(8)
Interest received	5	3	5
Taxation paid	(13)		
Net cash inflow/(outflow) from operating activities	281	(16)	314
Investing activities			
Purchase of property, plant and equipment	(299)	(15)	(109)
Purchase of intangible asset – computer software		(3)	(7)
Sale of property, plant and equipment		3	3
Acquisition of a subsidiary company			142
Loans repaid by jointly controlled companies		62	62
Dividends received from jointly controlled companies	50	9	70
Net increase in short-term deposits maturing after three months	(15)		(15)
Net cash (outflow)/inflow from investing activities	(264)	56	146
Financing activities			
Repayment of term loan	(3)	(2)	(4)
Drawing of bank loan	43		
Dividends paid to the Company's shareholders	(128)	(259)	(312)
Dividends paid to minority interests			(25)
Net cash outflow from financing activities	(88)	(261)	(341)
(Decrease)/increase in cash and cash equivalents	(71)	(221)	119
Cash and cash equivalents at 1st January	527	408	408
Cash and cash equivalents at end of the period	456	187	527

Consolidated statement of changes in equity

for the six months ended 30th June 2005 – unaudited

	Six months ended 30th June 2005 HK$M	Six months ended 30th June 2004 HK$M	Year ended 31st December 2004 HK$M
Total equity at 1st January			
– as originally stated	3,109	2,983	2,983
– as previously separately reported as minority interests	495	5	5
– as restated	3,604	2,988	2,988
Profit and total recognised income for the period	339	232	451
Dividends paid to the Company's shareholders	(128)	(259)	(312)
Dividends paid to minority interests			(25)
Acquisition of a subsidiary company			502
Total equity at end of the period	3,815	2,961	3,604
Total recognised income for the period attributable to:			
The Company's shareholders	289	232	438
Minority interests	50		13
	339	232	451

Notes to the Condensed Consolidated Accounts

1. Basis of preparation and accounting policies

The unaudited condensed consolidated accounts have been prepared on a basis consistent with the principal accounting policies adopted in the 2004 annual accounts apart from the adoption of the new Hong Kong Financial Reporting Standards ("HKFRSs") and Hong Kong Accounting Standards ("HKASs") (collectively the "HKFRSs") issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA"), which are effective for accounting periods beginning on or after 1st January 2005. Apart from certain presentational changes as set out below, the adoption of the following new HKFRSs does not have any material effect on the accounts.

(a) HKAS 1 "Presentation of financial statements" has affected the presentation of minority interests, share of net after-tax results of jointly controlled companies and other disclosures.

(b) The adoption of revised HKAS 17 "Leases" has resulted in a change in the accounting policy relating to the reclassification of leasehold land and land use rights from property, plant and equipment to operating leases. The up-front prepayments made for the leasehold land and land use rights are expensed in the profit and loss account on a straight-line basis over the period of the lease or where there is impairment, the impairment is expensed in the profit and loss account. In prior years, the leasehold land and land use rights were accounted for at cost less accumulated depreciation and accumulated impairment.

(c) Turnover now represents the aggregated amounts invoiced to customers and changes in work in progress. In prior years, turnover included the aggregated amount invoiced to customers only.

The condensed consolidated accounts have been prepared in accordance with the HKAS 34 "Interim financial reports" issued by the HKICPA and the disclosure requirements of the Rules Governing the Listing of Securities ("the Listing Rules") on The Stock Exchange of Hong Kong Limited ("the Stock Exchange").

2. Critical accounting estimates and judgements

The Group makes estimates and assumptions as appropriate in the preparation of the accounts. These estimates are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances and will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant effect on the carrying amounts of assets and liabilities include those related to taxes and retirement benefits.

3. Financial risk factors

The Group's activities are exposed to movements of foreign currencies, fair value interest rate risk and credit risk. These risks are reviewed periodically to ensure their impact on the Group's financial performance is minimised through the use of forwards, options or other appropriate derivative financial instruments. It is the Group's policy to use the above derivative instruments solely for the purpose of financial risk management.

4. Segmental information

The Company is engaged in the business of maintenance, modification and repair of commercial aircraft in Hong Kong.

Since the Group is primarily engaged in the business of maintenance, modification and repair of commercial aircraft in Hong Kong and overseas, no further business segmental information has been reported. A geographical segment analysis of the Group's financial information is provided as below. Financial summaries of the jointly controlled companies are provided under note 9.

Reporting by geographical segment:

	Operating principally in Hong Kong			Operating in Mainland China			Inter-segment elimination			Total		
	Six months ended 30th June		Year ended 31st December	Six months ended 30th June		Year ended 31st December	Six months ended 30th June		Year ended 31st December	Six months ended 30th June		Year ended 31st December
	2005 HK$M	2004 HK$M	2004 HK$M	2005 HK$M	2004 HK$M	2004 HK$M	2005 HK$M	2004 HK$M	2004 HK$M	2005 HK$M	2004 HK$M	2004 HK$M
Turnover	1,077	997	1,973	437	-	168	(33)	-	(7)	1,481	997	2,134
Operating profit	141	119	201	114	-	21				255	119	222
Net finance (charges)/income	(1)	(1)	(4)	2	-	1				1	(1)	(3)
Share of after-tax results of jointly controlled companies	109	82	173	8	49	83				117	131	256
Profit before taxation	249	200	370	124	49	105				373	249	475
Profit for the period	227	183	342	112	49	109				339	232	451
Attributable to												
The Company's shareholders	227	183	342	62	49	96				289	232	438
Minority interests	-	-	-	50	-	13				50	-	13
	227	183	342	112	49	109				339	232	451

Analysis of net assets of the Group by geographical segment:

	Operating principally in Hong Kong		Operating in Mainland China		Inter-segment elimination		Total	
	30th June 2005 HK$M	31st December 2004 HK$M	30th June 2005 HK$M	31st December 2004 HK$M	30th June 2005 HK$M	31st December 2004 HK$M	30th June 2005 HK$M	31st December 2004 HK$M
Non-current assets	2,451	2,334	1,041	899	-	-	3,492	3,233
Current assets	739	809	357	351	(33)	(27)	1,063	1,133
	3,190	3,143	1,398	1,250	(33)	(27)	4,555	4,366
Current liabilities	(320)	(382)	(180)	(142)	33	27	(467)	(497)
Non-current liabilities	(273)	(265)	-	-	-	-	(273)	(265)
Net assets	2,597	2,496	1,218	1,108	-	-	3,815	3,604

5. Net finance income/(charges)

	Six months ended 30th June 2005 HK$M	Six months ended 30th June 2004 HK$M	Year ended 31st December 2004 HK$M
Finance income	5	3	5
Interest on long term loan not wholly repayable within five years (note 14)	(4)	(4)	(8)
	1	(1)	(3)

Notes to the Condensed Consolidated Accounts *(continued)*

6. Taxation

	Six months ended 30th June 2005 HK\$M	Six months ended 30th June 2004 HK\$M	Year ended 31st December 2004 HK\$M
Current taxation			
Hong Kong profits tax	10	–	–
Overseas tax	8	–	1
	18	–	1
Deferred taxation	16	17	23
	34	17	24

Hong Kong profits tax is calculated at 17.5% on the estimated assessable profits for the period (2004: nil). Overseas tax is calculated at tax rates prevailing in the respective jurisdictions.

Share of after-tax results of jointly controlled companies is stated after taxation charge of HK\$22 million for the period ended 30th June 2005 (30th June 2004: HK\$22 million; 31st December 2004: HK\$45 million).

7. Earnings per share (basic and diluted)

Earnings per share are calculated by reference to the profit attributable to the Company's shareholders for the period ended 30th June 2005 of HK\$289 million (30th June 2004: HK\$232 million; 31st December 2004: HK\$438 million) and to the weighted average 166,324,850 (30th June 2004: 166,324,850; 31st December 2004: 166,324,850) ordinary shares in issue during the period.

8. Capital expenditure

	Property, plant and equipment HK\$M	Leasehold land and land use rights HK\$M	Intangible asset – computer software HK\$M
Net book value:			
At 31st December 2004	2,095	197	8
Additions	299	–	–
Depreciation and amortisation	(90)	(2)	(1)
At 30th June 2005	2,304	195	7

9. Jointly controlled companies

The financial results and positions of the jointly controlled companies for the period ended and at 30th June 2005 are as follows:

	HAESL (Operating in Hong Kong)		TAECO (Operating in Mainland China)		Others		Total	
	Six months ended 30th June		Six months ended 30th June		Six months ended 30th June		Six months ended 30th June	
	2005 HK\$M	2004 HK\$M	2005 HK\$M	2004 HK\$M	2005 HK\$M	2004 HK\$M	2005 HK\$M	2004 HK\$M
Turnover	2,178	1,906	N/A*	383	192	191	2,370	2,480
Operating expenses	(1,919)	(1,713)		(286)	(159)	(156)	(2,078)	(2,155)
Operating profit	259	193		97	33	35	292	325
Net finance income/(charges)	2	–		1	(1)	(1)	1	–
Share of after-tax results of jointly controlled companies	7	2		8	–	–	7	10
Profit before taxation	268	195		106	32	34	300	335
Taxation	(46)	(34)		(10)	(4)	(6)	(50)	(50)
Profit for the period	222	161		96	28	28	250	285
Dividends paid	(112)	–		–	–	(18)	(112)	(18)
Funds employed:								
Non-current assets	822	848		825	181	179	1,003	1,852
Current assets	1,177	1,225		329	206	184	1,383	1,738
	1,999	2,073		1,154	387	363	2,386	3,590
Current liabilities	(401)	(649)		(88)	(158)	(163)	(559)	(900)
Non-current liabilities	(72)	(80)		(14)	(1)	(33)	(73)	(127)
	1,526	1,344		1,052	228	167	1,754	2,563
Financed by:								
Shareholders' equity and loans	1,526	1,344		1,052	228	167	1,754	2,563
Group's shareholding at period end	45.0%	45.0%		49.6%				
Group's share of after-tax profit for the period	100	72		47	17	12	117	131
Group's share of funds employed	687	605		521	99	56	786	1,182

** On 15th October 2004, the Group's shareholding in TAECO increased from 49.6% to 54.6% as a result of acquiring SIA Engineering Company Pte. Limited's remaining 5% shareholding in TAECO. TAECO has been accounted for as a subsidiary company thereafter.*

10. Retirement benefits

Movement in the assets recognised in the balance sheet:

	Six months ended 30th June 2005 Local scheme HK\$M	Expatriate scheme HK\$M	Total HK\$M
At 31st December 2004	162	37	199
Increase/(decrease) due to:			
Total expense charged	(28)	(1)	(29)
Contributions paid	19	–	19
At 30th June 2005	153	36	189

11. Debtors and creditors

The credit terms given to customers vary and are generally based on their individual financial strengths. Credit evaluations of debtors are performed periodically to minimise any credit risk associated with receivables.

As at 30th June 2005, 97% of debtors (98% as at 31st December 2004) and 99% of creditors (98% as at 31st December 2004) were aged under six months.

12. Share capital

During the period under review, no purchase, sale or redemption of the shares of the Company has been effected by the Company or its subsidiary companies on the Hong Kong Stock Exchange. As at 30th June 2005, 166,324,850 shares were in issue (31st December 2004: 166,324,850 shares).

13. Reserves

	Six months ended 30th June 2005 Revenue reserve HK\$M	Capital redemption reserve HK\$M	Total HK\$M
At 31st December 2004	2,924	19	2,943
Profit attributable to the Company's shareholders	289	–	289
Previous year's final dividend	(128)	–	(128)
At 30th June 2005	3,085	19	3,104

14. Long-term loan

	Six months ended 30th June 2005 HK\$M
At 31st December 2004	100
Repayment during the period	(3)
At 30th June 2005	97

	30th June 2005 HK\$M	31st December 2004 HK\$M
Maturity profile:		
Repayable within one year	4	4
Repayable between one and two years	5	4
Repayable between two and five years	17	16
Repayable after five years	71	76
	97	100
Amount due within one year included under current liabilities	(4)	(4)
	93	96

The loan is provided by a subsidiary of Cathay Pacific Airways Limited, is unsecured, interest bearing at 8.35% per annum and is repayable by equal semi-annual instalments to June 2018.

15. Related party transactions

The Group has a number of transactions with its related parties. All trading transactions are conducted on normal commercial terms in the ordinary and usual course of business. The aggregated transactions and balances which are material to the Group and which have not been disclosed elsewhere in the interim report are summarised below:

	Note	Jointly controlled companies		Other related parties		Total	
		Six months ended 30th June		Six months ended 30th June		Six months ended 30th June	
		2005 HK\$M	2004 HK\$M	2005 HK\$M	2004 HK\$M	2005 HK\$M	2004 HK\$M
Revenue from provision of services:							
* Line maintenance and total care package charges for AHK Air Hong Kong Limited		–	–	12	–	12	–
Other revenue	a	49	92	662	567	711	659
		49	92	674	567	723	659
Purchases	b	2	2	24	20	26	22
Debtors	c			176	113		
Creditors	c			9	4		

Note:

a. Revenue from jointly controlled companies mainly came from services to HAESL and TAECO (before 15th October 2004). Services to HAESL included engine component repairs and the provision of certain administrative services charged at cost based on the agreement with Rolls-Royce plc concerning the formation of HAESL. Services to TAECO related principally to the stationing of a working team of, on average, 151 people in TAECO and the provision of management services.

Revenue from other related parties comprised mainly maintenance, inventory management and logistics support charges for Cathay Pacific Airways Limited and Hong Kong Dragon Airlines Limited.

b. Purchases from jointly controlled companies comprised mainly aircraft component overhaul charges by HAESL.

	Six months ended 30th June 2005 HK\$M	2004 HK\$M
Purchases from other related parties related to:		
* Costs payable to John Swire & Sons (H.K.) Limited ("JSSHK") on services agreement:		
– Service fees	8	3
– Expenses reimbursed at cost	8	6
	16	9
Property insurance placed through SPACIOM, a captive insurance company wholly owned by Swire Pacific Limited	2	2
Spares purchases from Cathay Pacific Airways Limited	6	9
	24	20

c. These outstandings are reflected in "debtors and prepayments" and "creditors and accruals" respectively in the consolidated balance sheet.

* These transactions fall under the definition of "connected transactions" or "continuing connected transactions" in Chapter 14A of the Listing Rules and the Company has complied with the disclosure requirements in accordance therewith. The other transactions are not connected transactions or continuing connected transactions which give rise to any disclosure or other obligations under Chapter 14A of the Listing Rules.

TAIKOO (XIAMEN) AIRCRAFT ENGINEERING COMPANY LIMITED – ABRIDGED FINANCIAL STATEMENTS

To provide shareholders with information on the results and financial position of the Group's significant subsidiary company, Taikoo (Xiamen) Aircraft Engineering Company Limited, the following is a summary of its unaudited consolidated profit and loss account for the period ended 30th June 2005 and consolidated balance sheet at 30th June 2005.

Taikoo (Xiamen) Aircraft Engineering Company Limited

Consolidated profit and loss account

for the six months ended 30th June 2005 – unaudited

	Six months ended 30th June 2005 HK$M	Six months ended 30th June 2004 HK$M	Year ended 31st December 2004 HK$M
Turnover	437	383	762
Operating expenses	(322)	(286)	(592)
Operating profit	115	97	170
Net finance income	2	1	3
Share of after-tax results of jointly controlled companies	6	8	14
Profit before taxation	123	106	187
Taxation	(13)	(10)	(11)
Profit for the period	110	96	176
Dividend paid	–	–	55

Consolidated balance sheet

at 30th June 2005 – unaudited

	30th June 2005 HK$M	31st December 2004 HK$M
NET ASSETS		
Non-current assets	1,017	873
Current assets	353	351
	1,370	1,224
Current liabilities	(180)	(143)
	1,190	1,081
TOTAL EQUITY	1,190	1,081

INFORMATION PROVIDED IN ACCORDANCE WITH THE LISTING RULES

Results for the six months ended 30th June 2005 – unaudited
The Audit Committee of the Company has reviewed the results for the six-month period ended 30th June 2005.

Interim dividend
An interim dividend of HK¢50 (2004: HK¢32) per share has today been declared and it is expected that this will be paid on 26th September 2005 to shareholders registered at the close of business on 16th September 2005.

Book closure
The share register will be closed from 12th September 2005 to 16th September 2005, both dates inclusive.

Share capital
During the period under review, no purchase, sale or redemption of the shares of the Company has been effected by the Company or its subsidiary companies. At 30th June 2005, 166,324,850 shares were in issue (31st December 2004: 166,324,850 shares).

Corporate governance
Throughout the accounting period covered by the interim report, the Company has complied with all but one of the code provisions set out in the Code on Corporate Governance Practices ("the CG Code") contained in Appendix 14 of the Listing Rules.

At its Annual General Meeting for 2005, the Company has deviated from Code Provision E.2.2 requiring the chairman of a meeting to indicate to the meeting the level of proxies lodged on each resolution, and the balance for and against the resolution, after it has been dealt with on a show of hands. It is intended that in future general meetings, voting will be conducted by poll.

The Company has adopted codes of conduct regarding securities transactions by Directors and relevant employees (as defined in the CG Code) on terms no less exacting than the required standard set out in the Model Code for Securities Transactions by Directors of Listed Issuers ("the Model Code") contained in Appendix 10 of the Listing Rules.

On specific enquiries made, all Directors have confirmed that, in respect of the accounting period covered by the interim report, they have complied with the required standard set out in the Model Code and the Company's code of conduct regarding Directors' securities transactions.

As at the date of this announcement, the Directors of the Company are:
Executive: M.A. Bowles, J.C.G. Bremridge, P.K. Chan, M. Hayman, D.M. Turnbull
Non-Executive: D.G. Cridland, D.C.Y. Ho, P.A. Johansen, A.N. Tyler
Independent Non-Executive: R.E. Adams, J.S. Dickson Leach, L.K.K. Leong

Webwite: http://www.haeco.com

2005 Interim Results – Highlights

Results – unaudited

	Six months ended 30th June 2005 HK$M	Six months ended 30th June 2004 HK$M	Year ended 31st December 2004 HK$M
Turnover	**1,481**	997	2,134
Operating expenses:			
Staff remuneration	**(643)**	(516)	(1,082)
Cost of direct material/job expenses	**(283)**	(167)	(374)
Depreciation and amortisation	**(93)**	(64)	(144)
Operating lease rentals – land and buildings	**(23)**	(22)	(46)
Auditors' remuneration	**(1)**	–	(1)
Impairment on stocks – (charge)/reversal	**(3)**	–	4
Other operating expenses	**(180)**	(110)	(269)
Operating profit	**255**	119	222
Net finance income/(charges)	**1**	(1)	(3)
Net operating profit	**256**	118	219
Share of after-tax results of jointly controlled companies	**117**	131	256
Profit before taxation	**373**	249	475
Taxation	**(34)**	(17)	(24)
Profit for the period	**339**	232	451
Attributable to:			
The Company's shareholders	**289**	232	438
Minority interests	**50**	–	13
	339	232	451
Dividends			
Interim – proposed/paid	**83**	53	53
Final – proposed	–	–	128
	83	53	181
Earnings per share attributable to the Company's shareholders (basic and diluted)	**HK$1.74**	HK$1.39	HK$2.63

	2005 Interim	2004 Interim	2004 Final	2004 Total
Dividends per share	**HK$0.50**	HK$0.32	HK$0.77	HK$1.09

Outlook

The Group's base maintenance and aero engine overhaul facilities are expected to be well utilised during the second half of the year, and line maintenance activities in Hong Kong are expected to continue at their current level. Hence, I am optimistic for the year as a whole.

While the Group is expanding its facilities and seeking further growth opportunities, it continues to invest in order to improve the quality of the service it offers its customers and I am confident that the Group will continue to grow and prosper.

The interim dividend will be paid on 26th September 2005 to shareholders registered at the close of business on 16th September 2005. The share register will be closed from 12th September 2005 to 16th September 2005, both dates inclusive.

David Turnbull
Chairman
Hong Kong, 9th August 2005

Hong Kong Aircraft Engineering Company Limited

Website: http://www.haeco.com

HAECO

RECEIVED

2005 AUG 22 P 3:13

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Our Ref.: CSA/CPA12/24

10th August 2005

BY REGISTERED MAIL
Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, DC 20549
USA

Dear Sirs,

Hong Kong Aircraft Engineering Company Limited
Exemption No. 82-3846

Pursuant to our obligation under Rule 12g3-2(b) of the Securities and Exchanges Act of 1934, we would inform you that Mr. Marven Anthony Bowles will be retiring as a Director of the Company on 31st August 2005, to be succeeded by Mr. John Robert Gibson. We enclose herewith the relevant press announcement published today for your record.

Yours faithfully,
HONG KONG AIRCRAFT ENGINEERING COMPANY LIMITED

Margaret Yu
Secretary

Encls.

c.c. Eugenia Lee, BONY-HK (w/o encls.) – Fax No. 2877 0863
Bryan Ho, BONY-NY (w/o encls.) – Fax No. 002-1-212-571-3050

MY/LW/sn
P:\sn\haeco\24\ltr_2005

HAECO

HONG KONG AIRCRAFT ENGINEERING COMPANY LIMITED

(Incorporated in Hong Kong with limited liability)

(Stock Code: 44)

Executive Directors

Hong Kong Aircraft Engineering Company Limited ("the Company") announces that Mr. Chan Ping Kit (陳炳傑), Deputy Chairman and Chief Executive Officer of the Company who is due to retire on 31st October 2005, has accepted the Company's offer to extend his service contract for a term of three years until 31st October 2008.

The Company further announces that Mr. Marven Anthony Bowles will be retiring as Finance Director of the Company on 31st August 2005, to be succeeded by Mr. John Robert Gibson. Mr. Bowles has confirmed that there are no matters that need to be brought to the attention of the shareholders of the Company. The Board would like to thank Mr. Bowles for his valuable contribution to the Company.

Mr. Chan, aged 59, first joined the Company in 1966 and resigned as Deputy Chief Engineer (Maintenance) in June 1990. He rejoined in December 1992 as General Manager (Base Maintenance & China Operations) and was appointed a director in November 1993, Managing Director in July 1998, and Deputy Chairman and Chief Executive Officer in August 2001. He is also the chairman and chief executive officer of Taikoo (Xiamen) Aircraft Engineering Company Limited.

Mr. Chan does not have any relationship with any director or the senior management of the Company or with any substantial or controlling shareholder of the Company and does not have any interest (within the meaning of Part XV of the Securities and Futures Ordinance) in the shares of the Company.

Mr. Gibson, aged 52, joined the Swire group in March 1980 and transferred to employment by the Company as its Financial Controller in November 1984. He has been working in Swire Pacific Limited on secondment since 1992. He is a fellow of the Institute of Chartered Accountants in England and Wales and the Hong Kong Institute of Certified Public Accountants.

Mr. Gibson does not have any relationship with any director or the senior management of the Company or with any substantial or controlling shareholder of the Company, except that he is a shareholder of Swire Pacific Limited and Cathay Pacific Airways Limited, both being substantial shareholders of the Company. In addition, he owns 28,000 shares of the Company.

Mr. Gibson's service contract with the Company does not provide for a specified term. Both his contract and that of Mr. Chan may be terminated by either party on six months' notice. In accordance with the Company's articles of association, both will hold office as directors until the annual general meeting to be held in 2006 and will then be eligible for re-election; thereafter Mr. Gibson will retire as a director at the third annual general meeting following his election by ordinary resolution.

The remuneration of senior managers employed by the Company is aimed at attracting, motivating and retaining high-calibre individuals in a competitive international market. The emoluments of Messrs. Chan and Gibson are determined in accordance with this policy. Mr. Chan will be receiving an annual salary which together with housing and other allowances amounts to HK$4,260,000 and Mr. Gibson HK$2,932,000, and they are eligible to receive performance related discretionary bonuses and other benefits in kind. Mr. Gibson also participates in a contributory provident fund.

As at the date of this announcement, the Directors of the Company are:
Executive: M.A. Bowles, J.C.G. Bremridge, P.K. Chan, M. Hayman, D.M. Turnbull
Non-Executive: D.G. Cridland, D.C.Y. Ho, P.A. Johansen, A.N. Tyler
Independent Non-Executive: R.E. Adams, J.S. Dickson Leach, L.K.K. Leong

By Order of the Board

Hong Kong Aircraft Engineering Company Limited
Margaret Yu
Company Secretary
Hong Kong, 9th August 2005

SWIRE